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www.jacksonkelly.com
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Internet: elord@jacksonkelly.com
Telecopier: (304) 340-1272
January 31, 2011
The Board of Directors
Allegheny Bancshares, Inc.
300 North Main Street
P.O. Box 487
Franklin, West Virginia 26807

Re:	Allegheny Bancshares, Inc. Schedule 13E-3 File No.: 005-85792

Schedule 14A File No.: 000-50151 Filed on December 8, 2010
Ladies and Gentlemen:
          We are counsel to Allegheny Bancshares, Inc. (the “Company”) for purposes of assisting the Company with an amendment to its articles of incorporation and the Company’s merger with Allegheny Merger Corp., the effect of which is to authorize two new classes of Company Common Stock and to reclassify all Company Common Stock shares held by any shareholder who holds in the aggregate, less than 1,100 but more than 99 Common Stock shares into newly created Class A Common Stock shares and to reclassify all Company Common Stock shares held by any shareholder who holds in the aggregate 99 or less shares into newly created Class B Common Stock shares, each on a one-for-one share exchange basis. We are rendering this opinion in connection with the Company’s Schedule 13E-3 and Schedule 14A filed with the U.S. Securities and Exchange Commission (“SEC”) on December 8, 2010 and as subsequently amended. Specifically, we are opining that the Class A Common Stock and Class B Common Stock (assuming the transaction contemplated by the above-referenced filings are approved by shareholders and thereafter, ultimately consummated), each will be a separate class of security under West Virginia law from the other and the existing Common Stock. In addition, we have been asked to provide a legal analysis as to why the Company’s existing Common Stock and the Class A Common Stock and Class B Common Stock are separate classes of stock for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934.
Clarksburg, WV • Martinsburg, WV • Morgantown, WV • Wheeling, WV
Denver, CO • Lexington, KY • Pittsburgh, PA • Washington, DC

Allegheny Bancshares, Inc.
January 31, 2011

West Virginia Corporate Law — Section 31D-6-601
            The West Virginia Business Corporation Act (the “West Virginia Act”) provides that a West Virginia corporation may authorize in its articles of incorporation one or more classes of shares that:
(1)	have special, conditional or limited voting rights or no right to vote, except to the extent prohibited by the West Virginia Act;

(2)	are redeemable or convertible as specified in the articles of incorporation:
(A)	at the option of the corporation, the shareholder or another person or upon the occurrence of a designated event;

(B)	for cash, indebtedness, securities or other property; or

(C)	in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;
(3)	entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, non cumulative or partially cumulative; or

(4)	have preference over any other class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation.
            The West Virginia Act does not provide a definition for “class” of stock. However, the West Virginia Act provides that a corporation may have one or more classes of stock, and if more than one class of shares is authorized, the articles of incorporation must prescribe a distinguishing designation for each class and, prior to the issuance of shares of a class, the preferences, limitations and relative rights of that class must be described in the articles of incorporation. It further provides that all shares of a class must have preferences, limitations and relative rights identical with those of other shares of the same class.
            The amendment to the Company’s articles of incorporation adopted by the Company’s Board of Directors to be submitted to the Company’s shareholders, if adopted and effected, will result in separate classes of stock under the West Virginia Act. The amendment will retain the Company’s existing Common Stock and will create a new Class A Common Stock and a new Class B Common Stock. The rights and privileges of each of these classes of Common Stock is set forth below.

Allegheny Bancshares, Inc.
January 31, 2011

Existing Common Stock Rights and Privileges
          Following the filing of the amendment with the West Virginia Secretary of State’s Office, the Company’s existing shareholders of Common Stock will continue to enjoy the same rights and privileges that are currently associated with the Common Stock. These rights and privileges include:
•	Voting Rights — The Company’s existing Common Stock has full voting rights. All Common Stock shareholders are entitled to vote on any and all matters that may come before a vote of the Company’s shareholders. This includes the right to vote in the annual election of directors.

•	Dividends — The Company’s existing Common Stock is entitled to receive dividends as may be declared from time to time by the Company’s Board of Directors. The Company’s existing Common Stock does not cumulate dividends, and there is no obligation on behalf of the Company’s Board of Directors to pay dividends on the Common Stock.

•	Conversion — Not applicable. The Company’s Common Stock is not convertible to any other class of Company stock.

•	Redemption — The Company’s existing Common Stock has no redemption features.

•	Right of First Refusal — The Company’s existing Common Stock has no right of first refusal, but if the Company’s shareholders approve the amendment to the Company’s articles of incorporation, the Common Stock will be subject to a right of first refusal in favor of the Company. However, if the transfer is to be made without consideration (i.e., a gift), the Company will have no right to purchase the shares. The foregoing does not limit any Company shareholders from individually contracting such rights. Generally, this right of first refusal will require a Common Stock shareholder to notify the Company in writing of the terms of any transfer or sale of the Common Stock. Following receipt of the written notice, the Company will have five (5) business days to either request additional information regarding the sale or to immediately exercise its right of first refusal and purchase the shares of Common Stock that are subject to the proposed transfer or sale upon the same terms as the proposed transfer or sale. If the transfer is to be made without consideration (i.e. a gift), the Company shall have no right to purchase the shares. The Company retains the right to not exercise its right of first refusal, which will allow the Common Stock shareholder to sell or transfer the shares in accordance with the terms of the proposed transfer or offer. Any Common Stock shares transferred in violation of the right of first refusal is void and of no effect and will not be recognized by the Company.

Allegheny Bancshares, Inc.
January 31, 2011

•	Liquidation Preference — The Company’s existing Common Stock does not have a liquidation preference because there is currently only one class of Company Stock. Following the transaction, the existing Common Stock will have last preference in Company liquidation rights.
Class A Common Stock Rights and Privileges
The amendment to the articles of incorporation provides the Class A Common Stock will have rights and privileges separate and distinct from the existing Common Stock. The Class A Common Stock will enjoy the following rights and privileges:
•	Voting Rights — The Class A Common Stock will be granted voting rights only if the shareholders are being asked to approve a merger, consolidation, conversion, sale of assets other than in the regular course of business, voluntary dissolution of the Company, or as required by law. The Class A Common Stock will not enjoy general voting rights, including the right to participate in the annual election of directors.

•	Dividends — If the Company declares dividends, dividends must be paid on the Class A Common Stock before dividends may be paid on the existing Common Stock. However, the Company shall be under no obligation to pay dividends, and dividends are not cumulative. If dividends are paid, the dividends paid on the Class A Common Stock will enjoy a 5% premium over and above what is paid on the Common Stock.

•	Conversion — In the event the Company is party to a merger, share exchange, sale of assets other than in the regular course of business, voluntary dissolution of the Company, or other change in control which will result in the merger, sale, dissolution or effective dissolution of the Company, the Class A Common Stock will be converted into Common Stock shares and will be treated equally in all respects with the existing Common Stock.

•	Redemption — The Class A Common Stock will have no redemption rights.

•	Right of First Refusal — The Class A Common Stock has a right of first refusal in favor of the Company similar to the right of first refusal for the Common Stock.

•	Liquidation Preference — The Class A Common Stock will have a liquidation preference over the existing Common Stock and the Class B Common Stock. In the event of liquidation, the Class A Common Stock shareholders will be entitled to receive liquidation assets equal to those assets received by the Common Stock

Allegheny Bancshares, Inc.
January 31, 2011

          shareholders or the book value of the Company’s Common Stock, whichever is greater.
Class B Common Stock Rights and Privileges
The amendment to the articles of incorporation provides the Class B Common Stock will have rights and privileges separate and distinct from the existing Common Stock. The Class B Common Stock will enjoy the following rights and privileges:
•	Voting Rights — The Class B Common Stock will be granted voting rights only if the shareholders are being asked to approve a merger, consolidation, conversion, sale of assets other than in the regular course of business, voluntary dissolution of the Company, or as required by law. The Class B Common Stock will not enjoy general voting rights, including the right to participate in the annual election of directors.

•	Dividends — If the Company declares dividends, dividends must be paid on the Class B Common Stock before dividends may be paid on the existing Common Stock. However, the Company shall be under no obligation to pay dividends, and dividends are not cumulative. If dividends are paid, the dividends paid on the Class B Common Stock will enjoy a 10% premium over and above what is paid on the Common Stock.

•	Conversion — In the event the Company is party to a merger, share exchange, sale of assets other than in the regular course of business, voluntary dissolution of the Company, or other change in control which will result in the merger, sale, dissolution or effective dissolution of the Company, the Class B Common Stock will be converted into Common Stock shares and will be treated equally in all respects with the existing Common Stock.

•	Redemption — The Class B Common Stock will have no redemption rights.

•	Right of First Refusal — The Class B Common Stock has a right of first refusal in favor of the Company similar to the Common Stock and the Class A Common Stock; provided that in the case of a transfer to be made without consideration (i.e., a gift), the Company will have a right to purchase shares.

•	Liquidation Preference — The Class B Common Stock will have a liquidation preference over the existing Common Stock and the Class A Common Stock. In the event of liquidation, the Class B Common Stock shareholders will be entitled to receive liquidation assets equal to those assets received by the Common Stock shareholders or the book value of the Company’s Common Stock, whichever is greater.

Allegheny Bancshares, Inc.
January 31, 2011

Allegheny Bancshares, Inc.
Stock Comparison Chart

Characteristic	Common	Common A	Common B
Voting Rights	Full voting rights	As required by law and for a Merger/Share Exchange	As required by law and for a Merger/Share Exchange

Dividends	As declared	5% premium over common dividends with payment before all other shares	10% premium over common dividends with payment before all other shares

Liquidation Preference	Last Preference	Priority over all others Distribution — same as Common Stock or book value of Common Stock, whichever is greater	After Class A Common Stock but before Common Stock

Conversion to Common Stock	N/A	Conversion to Common Stock at change in control	Conversion to Common Stock at change in control

Transfer Restrictions	Yes — Holding Company has right of first refusal except for transfers without consideration, such as gifts	Yes — Holding Company has right of first refusal except for transfers without consideration, such as gifts	Yes — Holding Company has right of first refusal in all cases

Redemption	None	None	None
          The Company’s existing Common Stock, the Class A Common Stock and the Class B Common Stock will be separate classes of stock under the West Virginia Act for several reasons based on their separate and distinct rights and privileges. First, the three classes of stock enjoy distinct voting privileges. Specifically, the existing Common Stock has full voting rights. The Class A Common Stock and the Class B Common Stock have voting rights only in the case of a change in control of the Company or as required by the West Virginia Act.

Allegheny Bancshares, Inc.
January 31, 2011

          In addition to the differences in voting rights, the classes of stock enjoy distinct dividend privileges. Specifically, the existing Common Stock enjoys dividends as may be declared by the Board of Directors. The Class A Common Stock enjoys a 5% premium and a preference in payment for dividends and in liquidation over the Common Stock and the Class B Common Stock will enjoy a 10% premium and a preference in payment for dividends and liquidation before Common Stock but after Class A Common Stock.
          Finally, although all three classes of common stock will have rights of first refusal, the Common Stock and the Class A Common Stock will have rights of first refusal except for transfers without consideration, such as gifts, whereas the Class B Common Stock will have a right of first refusal in all cases.
          The differences in voting rights, dividends, preferences and the right of first refusal in the favor of the Company are sufficient differences to make the existing Common Stock, the Class A Common Stock and the Class B Common Stock three separate classes under the West Virginia Act.
Federal Securities Law
          Section 15(d) and Section 12(g) of the Securities Exchange Act of 1934 define a “class” of securities as those that are “substantially similar in character and the holders of which enjoy substantially similar rights and privileges”. The existing Common Stock, the Class A Common Stock and the Class B Common Stock will be separate classes of securities in light of this definition because the three classes do not possess substantially similar rights and privileges as the chart on the preceding page indicates.
          Specifically, the holders of the existing Common Stock enjoy the right to vote on any matter that may come before the shareholders. The holders of the Class A Common Stock and Class B Common Stock are afforded voting rights only if the Company is voting on a change in control or as otherwise required by the West Virginia Act.
          Moreover, the holders of the Class A Common Stock will enjoy dividend rights that are superior (not similar) to those enjoyed by the holders of the existing Common Stock or the Class B Common Stock. Specifically, the holders of the newly created Class A Common Stock will enjoy a 5% premium over and above any dividends that may be paid on the existing Common Stock, and the holders of the newly created Class B Common Stock will enjoy a 10% premium over and above any dividends paid on the Common Stock. In addition, the holders of the newly created Class A Common Stock will receive a preference in the payment of such dividends and in liquidation over the Common Stock and the Class B Common Stock. The Class B Common Stock will enjoy a premium of 10% over and above any dividends paid on the Common Stock and the Class A Common Stock and will receive a preference in the payment of such dividends and in liquidation before the Common Stock.

Allegheny Bancshares, Inc.
January 31, 2011

          Although all three classes of common stock will have rights of first refusal, the Common Stock and the Class A Common Stock will have rights of first refusal except for transfers without consideration, such as gifts, whereas the Class B Common Stock will have a right of first refusal in all cases.
          The Company’s existing Common Stock, the newly created Class A Common Stock and the newly created Class B Common Stock will be separate classes of securities under the Securities Exchange Act of 1934 because, as discussed above, they do not enjoy substantially similar rights and privileges.

Sincerely, Jackson Kelly PLLC
By	/s/ Elizabeth Osenton Lord
Elizabeth Osenton Lord, Member